EXHIBIT 99.1

Acasti Pharma CEO to Present at the ThinkEquity Conference on May 2nd in New York City

LAVAL, Quebec, April 24, 2019 (GLOBE NEWSWIRE) -- Acasti Pharma Inc. (“Acasti or the “Company”) (NASDAQ: ACST – TSX-V: ACST), a biopharmaceutical innovator focused on the research, development and commercialization of its prescription drug candidate CaPre® (omega-3 phospholipid) for the treatment of severe hypertriglyceridemia (HTG), today announced that Jan D'Alvise, President and Chief Executive Officer, is scheduled to present at the ThinkEquity Conference on Thursday, May 2nd, at 3:00 PM Eastern Time, which is being held at The Mandarin Oriental Hotel in New York City.

Additional information on the conference is available at, https://www.think-equity.com/thinkequity-conference

About CaPre (omega-3 phospholipid)

Acasti Pharma’s prescription drug candidate, CaPre, is a highly purified omega-3 phospholipid concentrate derived from krill oil and is being developed to treat severe hypertriglyceridemia, a metabolic condition that contributes to increased risk of cardiovascular disease and pancreatitis. Its omega-3s, principally EPA and DHA, are either “free” or bound to phospholipids that allows for better absorption into the body. Acasti Pharma believes that EPA and DHA are more efficiently transported by phospholipids sourced from krill oil than the EPA and DHA contained in fish oil that are transported either by triglycerides (as in dietary supplements) or as ethyl esters in other prescription omega-3 drugs, which must then undergo additional digestion before they are ready for transport in the bloodstream. Acasti Pharma’s CaPre Phase 3 program is currently underway.

About Acasti Pharma

Acasti Pharma is a biopharmaceutical innovator advancing a potentially best-in-class cardiovascular drug, CaPre® (omega-3 phospholipid), for the treatment of hypertriglyceridemia, a chronic condition affecting an estimated one third of the U.S. population. Since its founding in 2008, Acasti Pharma has focused on addressing a critical market need for an effective, safe and well-absorbing omega-3 therapeutic that can make a positive impact on the major blood lipids associated with cardiovascular disease risk. Acasti Pharma is developing CaPre in a Phase 3 clinical program in patients with severe hypertriglyceridemia, a market that includes 3 to 4 million patients in the U.S. The addressable market may expand significantly if omega-3s demonstrate long-term cardiovascular benefits in on-going third-party outcomes studies. Acasti Pharma may need to conduct at least one additional clinical trial to support FDA approval of a supplemental New Drug Application to expand CaPre’s indications to this segment. Acasti Pharma’s strategy is to commercialize CaPre in the U.S. and Acasti Pharma is pursuing development and distribution partnerships to market CaPre in major countries around the world. For more information, visit www.acastipharma.com.

Acasti Contact:
Jan D’Alvise, President and Chief Executive Officer
Tel: 450-686-4555
Email: info@acastipharma.com
www.acastipharma.com

Investor Contact:
Crescendo Communications, LLC
Tel: 212-671-1020
Email: ACST@crescendo-ir.com